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December 20, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Liberty Media Corporation, Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Liberty Media Corporation (“Liberty Media”), we enclose herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), Liberty Media’s Registration Statement on Form S-4 (the “Form S-4”), which includes the joint preliminary proxy statement/prospectus of Liberty Media and a newly formed, wholly owned subsidiary of Liberty Media, Atlanta Braves Holdings, Inc. (“SplitCo”), relating to the registration of the distribution of the following securities: Liberty Media’s proposed Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share, and Series C Liberty SiriusXM common stock, par value $0.01 per share (collectively, the “New Liberty SiriusXM common stock”), (ii) Liberty Media’s proposed Series A Liberty Formula One common stock, par value $0.01 per share, Series B Liberty Formula One common stock, par value $0.01 per share, and Series C Liberty Formula One common stock, par value $0.01 per share (collectively, the “New Liberty Formula One common stock”), and (iii) Liberty Media’s proposed Series A Liberty Live common stock, par value $0.01 per share, Series B Liberty Live common stock, par value $0.01 per share, and Series C Liberty Live common stock, par value $0.01 per share (collectively, the “Liberty Live common stock”). Concurrently herewith, SplitCo is filing a registration statement relating to the registration of the distribution of SplitCo’s Series A common stock, par value $0.01 per share, Series B common stock, par value $0.01 per share, and Series C common stock, par value $0.01 per share (collectively, the “SplitCo common stock”).

At a special meeting of Liberty Media’s stockholders (the “Special Meeting”), Liberty Media’s stockholders will be asked to consider and vote on certain proposals, including the following:

(i) Holders of Liberty Media’s Series A Liberty Braves common stock, par value $0.01 per share (“BATRA”), and Series B Liberty Braves common stock, par value $0.01 per share (“BATRB”), will be asked to consider and vote on a proposed redemption by Liberty Media of each outstanding share of Liberty Media’s BATRA, BATRB and Liberty Media’s Series C Liberty Braves common stock, par value $0.01 per share (collectively, the “Liberty Braves common stock”), in exchange for one share of the corresponding series of SplitCo common stock. Liberty Media refers to the redemption and the resulting separation of SplitCo from Liberty Media pursuant to the redemption as the “Split-Off.”

(ii) Holders of Liberty Media’s Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share, and Series C Liberty SiriusXM common stock, par value $0.01 per share (collectively, the “Liberty SiriusXM common stock”), Liberty Braves common stock and Liberty Media’s Series A Liberty Formula One common stock, par value $0.01 per share, Series B Liberty Formula One common stock, par value $0.01 per share, and Series C Liberty Formula One common stock, par value $0.01 per share (collectively, the “Liberty Formula One common stock”), will be asked to consider and vote on a series of related proposals to, among other things, effect the proposed reclassification of Liberty Media’s outstanding common stock following the completion of the Split-Off into three new tracking stocks (the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock) and, in connection therewith, provide for the associated attribution of Liberty Media’s businesses, assets and liabilities into three new tracking stock groups (the new Liberty SiriusXM Group, the new Formula One Group and the Liberty Live Group). Liberty Media refers to the reclassification of the then-outstanding shares of Liberty Media’s common stock and the associated attribution of businesses, assets and liabilities as the “Reclassification.” The Split-Off and the Reclassification are described in detail in the Form S-4 filed herewith.

We have been advised that a filing fee in the amount of $2,941,063.30 has been paid in connection with the filing of the Form S-4 by wire transfer to the Securities and Exchange Commission’s account.

Should any questions arise with respect to this filing, please contact the undersigned at samantha.crispin@bakerbotts.com or Tel.: (214) 953-6497.

Very truly yours,

/s/ Samantha H. Crispin

Samantha H. Crispin

cc:	Liberty Media Corporation

Renee L. Wilm

Brittany A. Uthoff

Katherine C. Jewell

Michael E. Hurelbrink